                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3   )*

                        American Filtrona Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  026042101
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

Bennett L. Kight, Esq., 999 Peachtree Street, Atlanta, GA 30309 (404) 853-8000
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              September 12, 1995
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 026042101               SCHEDULE 13D   Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Bennett L. Kight ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Appicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     See response to item 5 of attached Schedule 13D
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               See response to item 5 of attached Schedule 13D
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,589,704 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          42.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.















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CUSIP No. 026042101               SCHEDULE 13D   Page          of         Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Frances B. Bunzl ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     See response to item 5 on attached Schedule 13D
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               See response to item 5 on attached Schedule 13D
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          996,164 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          26.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.















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                 This Amendment No. 3 to Schedule 13D relates to the Schedule
13D filed on February 22, 1989 on behalf of Mrs. Frances B. Bunzl and Mr. Bennett L. Kight, as co-executors of the Estate of Walter H. Bunzl (the "Bunzl Estate") and now in their capacities as general trustees or members of trust committees of various trusts and as directors of a private charitable foundation, with regard to beneficial ownership of shares of common stock of American Filtrona Corporation ("AFC"). Mr. Kight is a director of AFC. Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, this Amendment No. 3 restates the entire text of the Schedule 13D, as amended.

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule relates to the shares of common stock of American Filtrona Corporation ("AFC"). The principal executive office of AFC is located at 8401 Jefferson Davis Highway, Richmond, Virginia 23237.

ITEM 2.  IDENTITY AND BACKGROUND.

                 (a), (b) and (c) This Schedule is being filed by and on behalf of Mrs. Frances B. Bunzl and Mr. Bennett L. Kight, in their capacities as general trustees or members of trust committees of various trusts and as directors of a private charitable foundation. Mrs. Bunzl resides at 3649 Peachtree Road, Apt. 105, Atlanta, Georgia 30319 and is not presently employed. Mr. Kight is a partner in the law firm of Sutherland, Asbill & Brennan. The principal business address of Mr. Kight is 999 Peachtree Street, Suite 2300, Atlanta, Georgia 30309.

                 (d) Neither Mr. Kight nor Mrs. Bunzl has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) Neither Mr. Kight nor Mrs. Bunzl has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Both Mrs. Bunzl and Mr. Kight are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 At the time of his death in July 1988, Walter H. Bunzl had sole voting and dispositive power with respect to 429,298 shares of the common stock of AFC (the "Marital Trust Shares"), which are now part of the property of the Trust established under the Will of Walter H. Bunzl for the benefit of Frances B. Bunzl (the "Marital Trust"). Mrs. Bunzl and Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of the Marital Trust Shares as co-executors of the Estate of Walter H. Bunzl (the "Bunzl Estate"), and not individually,





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on July 26, 1988, the date on which they were qualified under Georgia law as co-executors of the Bunzl Estate, and no consideration was paid by either of them. On September 12, 1995 the Bunzl Estate distributed the 429,298 shares of the common stock of AFC held by it to the Marital Trust pursuant to the terms of Mr. Bunzl's will. Mrs. Bunzl and Mr. Kight continue to have beneficial ownership (within the meaning of Rule 13d-3) of the Marital Trust Shares as the members of the trust committee of the Marital Trust.

                 Mrs. Bunzl and Mr. Kight have served as directors of the Walter H. and Frances B. Bunzl Foundation (the "Foundation"), a private foundation exempt from federal income tax, since its organization in 1981. During his lifetime, Walter Bunzl typically made an annual gift of AFC common stock to the Foundation, the last of such gifts being made in 1987. The Foundation is the record holder of 36,800 shares of the common stock of AFC (the "Foundation Shares").

                 On October 19, 1989, Rudolph H. Bunzl, the former Chairman of the Board of AFC, established two irrevocable trusts for the benefit of his wife and others (the "R. H. Bunzl Trusts") and transferred by gift 64,000 shares and 16,000 shares of AFC common stock, respectively, to such trusts.
Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3) of these 80,000 shares on that date as a member of each of the trust committees for the R. H. Bunzl Trusts, and not individually, and no consideration was paid by Mr. Kight.

                 On November 1, 1989, Mrs. Bunzl succeeded Rudolph H. Bunzl as a general trustee under two trusts established for the benefit of Walter H. Bunzl's children (the "Walter Bunzl Family Trusts"), which hold an aggregate of 505,892 shares of AFC common stock. Mrs. Bunzl acquired beneficial ownership (within the meaning of Rule 13d-3) of these 505,892 shares on that date in her capacity as a general trustee of each of the Walter Bunzl Family Trusts, and not individually, and no consideration was paid by Mrs. Bunzl.

                 On August 20, 1990, Mr. Kight succeeded Herbert R. Elsas as a general trustee or trust committee member under (i) the Walter Bunzl Family Trusts, (ii) two trusts established for the benefit of Rudolph H. Bunzl's children (the "Rudolph Bunzl Family Trusts") which hold an aggregate of 513,540 shares of AFC common stock, and (iii) two trusts for the benefit of Walter H. Bunzl's children established under the wills of Robert M. Bunzl and Nellie M. Bunzl (the "Testamentary Trusts"), which hold an aggregate of 24,174 shares of AFC common stock. Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3) of these shares on that date in his capacity as a general trustee or trust committee member for the Walter Bunzl Family Trusts, the Rudolph Bunzl Family Trusts and the Testamentary Trusts, and not individually, and no consideration was paid by Mr. Kight.

                 On September 25, 1992, Mrs. Bunzl succeeded Rudolph H. Bunzl as a trust committee member under the Testamentary Trusts. Mrs. Bunzl acquired beneficial ownership (within the meaning of Rule 13d-3) of the shares on that date in her capacity as a member of the trust committee of each of the Testamentary Trusts, and no consideration was paid by Mrs. Bunzl.





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ITEM 4.  PURPOSE OF TRANSACTION

                 Mr. Kight acquired beneficial ownership (within the meaning of Rule 13d-3) of a total of 1,589,704 shares of AFC common stock in his capacities as (i) a member of the trust committee of the Marital Trust, (ii) a director of the Foundation, (iii) a trust committee member of each of the R.H. Bunzl Trusts, (iv) a general trustee of each of the Walter Bunzl Family
Trusts and the Rudolph Bunzl Family Trusts, and (v) a member of the trust committee of each of the Testamentary Trusts, all as described in Item 3, for investment purposes. Mrs. Bunzl acquired beneficial ownership (within the meaning of Rule 13d-3) of a total of 996,164 shares of AFC common stock in her capacities as (i) a member of the trust committee of the Marital Trust, (ii) a director of the Foundation, (iii) a general trustee of each of the Walter Bunzl Family Trusts, and (iv) a member of the trust committee of each of the Testamentary Trusts, all as described in Item 3, for investment purposes. Except for any such future sale, transfer or other disposition of any of these shares as they deem appropriate in their fiduciary capacities as general trustees or trust committee members, or in their capacities as directors of the Foundation, Mr. Kight and Mrs. Bunzl have no present plans or proposals which would relate to or would result in any of the following:

                 (a) The acquisition by any person of additional securities of AFC, or the disposition of any securities of AFC;

                 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AFC or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of AFC or any of its subsidiaries;

                 (d) Any change in the present Board of Directors or management of AFC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of AFC;

                 (f) Any other material change in AFC's business or corporate structure;

                 (g) Changes in AFC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AFC by any person;

                 (h) Causing a class of securities of AFC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) A class of equity securities of AFC becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or





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         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) and (b) Mrs. Bunzl and Mr. Kight, as members of the trust committee of the Marital Trust, and not individually, beneficially own within the meaning of Rule 13d-3, the 429,298 Marital Trust Shares which represent 11.5% of the 3,736,292 shares of AFC common stock outstanding as of January 31, 1996. As such, their actions with respect to the Marital Trust Shares are governed by the terms of the trust instrument and the general obligations of fiduciaries. In particular, Mr. Kight and Mrs. Bunzl may consult with each other and act in concert with respect to the voting and disposition of these shares. However, Mr. Kight and Mrs. Bunzl expressly disavow the existence of any "group" under Rule 13d-5(d) by virtue of these relationships and, to the extent any such group may be deemed to exist, Mr. Kight and Mrs. Bunzl expressly disclaim membership in any such group. Mr. Kight expressly disclaims any pecuniary interest in the Marital Trust Shares.

                 Mrs. Bunzl and Mr. Kight, as directors, and not individually, also may be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 36,800 Foundation Shares. Mrs. Bunzl and Mr. Kight, as directors, and not individually, share voting and dispositive power with respect to the Foundation Shares, along with Mrs. Bunzl's two adult children, who are also directors. Mrs. Bunzl and Mr. Kight expressly disavow the existence of any "group" under Rule 13d-5(b) by virtue of these relationships and, to the extent any such group may be deemed to exist, Mrs. Bunzl and Mr. Kight expressly disclaim membership in any such group. These shares represent 1.0% of the outstanding shares of AFC common stock as of January 31, 1996. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in the Foundation Shares.

                 In their capacities as general trustees of each of the Walter Bunzl Family Trusts, and not individually, Mr. Kight and Mrs. Bunzl may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of 505,892 shares of AFC common stock held by the Walter Bunzl Family Trusts. As general trustees, Mr. Kight's and Mrs. Bunzl's actions with respect to these 505,892 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mr. Kight and Mrs. Bunzl may consult with each other and act in concert with respect to the voting and disposition of these shares. However, Mr. Kight and Mrs. Bunzl expressly disavow the existence of any "group" under Rule 13d-5(b) by virtue of these relationships and, to the extent any such group may be deemed to exist, Mr. Kight and Mrs. Bunzl expressly disclaim membership in any such group. These shares represent 13.5% of the outstanding shares of AFC common stock as of January 31, 1996. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in the shares of AFC common stock held by the Walter Bunzl Family Trusts.

                 In his capacity as a trust committee member of each of the R.
H. Bunzl Trusts, and not individually, Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 80,000 shares of AFC common stock held in the R.H. Bunzl Trusts. Mr. Kight and Mrs. Esther





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M. Bunzl, R. H. Bunzl's wife, are the two members of the trust committee for each of the R. H. Bunzl Trusts. As a member of the trust committees, Mr. Kight's actions with respect to these 80,000 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mr. Kight and Mrs. Esther M. Bunzl may consult with each other and act in concert with respect to the voting and disposition of these shares. However, Mr. Kight expressly disavows the existence of any "group" under Rule 13d-5(b) by virtue of these relationships and, to the extent any such group may be deemed to exist, Mr. Kight expressly disclaims membership in any such group. These shares represent 2.1% of the outstanding shares of AFC common stock as of January 31, 1996. Mr. Kight expressly disclaims any pecuniary interest in the shares of AFC common stock held by the R.H. Bunzl Trusts.

                 In his capacity as a general trustee of each of the Rudolph Bunzl Family Trusts, and not individually, Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 513,540 shares of AFC common stock held in the Rudolph Bunzl Family Trusts. Mr. Kight and Wallace Stettinius, a director of AFC, are the general trustees of each of the Rudolph Bunzl Family Trusts. As a general trustee, Mr. Kight's actions with respect to these 513,540 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mr. Kight and Mr. Stettinius may consult with each other and act in concert with respect to the voting and disposition of these shares. However, Mr. Kight expressly disavows the existence of any "group" under Rule 13d-5(b) by virtue of these relationships and, to the extent any such group may be deemed to exist, Mr. Kight expressly disclaims membership in any such group. The shares of AFC common stock held in the Rudolph Bunzl Family Trusts represent 13.7% of the outstanding shares of AFC common stock as of January 31, 1996. Mr. Kight expressly disclaims any pecuniary interest in these shares.

                 In their capacities as members of the trust committees of each of the Testamentary Trusts, and not individually, Mrs. Bunzl and Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 24,174 shares of AFC common stock held in the Testamentary Trusts. As members of the trust committees, Mrs. Bunzl's and Mr. Kight's actions with respect to these 24,174 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mrs. Bunzl and Mr. Kight may consult with each other and act in concert with respect to the voting and disposition of these shares. However, Mrs. Bunzl and Mr. Kight expressly disavow the existence of any "group" under Rule 13d-5(b) by virtue of these relationships and, to the extent any such group may be deemed to exist, Mrs. Bunzl and Mr. Kight expressly disclaim membership in any such group. These shares represent 0.6% of the outstanding shares of AFC common stock as of January 31, 1996. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in these shares.

                 The Marital Trust Shares, the Foundation Shares, the 505,892 shares of AFC common stock held in the Walter Bunzl Family Trusts, the 513,540 shares of AFC common stock held in the Rudolph Bunzl Family Trusts, the 80,000 shares of AFC common stock held in the R. H. Bunzl Trusts, and the 24,174 shares of AFC common stock held in the Testamentary Trusts, represent 42.5% of the 3,736,292 outstanding shares of AFC common stock as of January 31, 1996.

To the extent Mrs. Bunzl may be deemed to have beneficial ownership of the shares of AFC common stock held in the R. H. Bunzl Trusts and the Rudolph Bunzl Family Trusts pursuant to Rule 13d-5(b)(1) by virtue of the existence of a group under Rule 13d-5(b), Mrs. Bunzl expressly disclaims beneficial ownership of those shares.

                 (c) There have been no transactions in the common stock of AFC effected during the past 60 days by either Mrs. Bunzl or Mr. Kight.

                 (d)      Any dividends paid on or proceeds from the sale of
(i) the Marital Trust Shares will be paid to the Marital Trust, (ii) the Foundation Shares will be paid to the Foundation, (iii) the 80,000 shares held by the R. H. Bunzl Trusts will be paid to such trusts, (iv) the 505,892 shares held by the Walter Bunzl Family Trusts will be paid to such trusts, (v) the 513,540 shares held by the Rudolph Bunzl Family Trusts will be paid to such trusts and (vi) the 24,174 shares held by the Testamentary Trusts will be paid to such trusts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 In August 1981, certain lineal descendants of Robert H. Bunzl, the founder of AFC, and their spouses, including Walter H. Bunzl and Frances B. Bunzl, entered into a "Memorandum of Understanding and Intent" (the "Memorandum"). The Memorandum sets forth the understanding of the signatories thereto that they will consult with each other if possible and act together to achieve their goals on issues of mutual self-interest with respect to AFC common stock. In addition, the signatories state their intention that none of them will dispose of any AFC common stock that may be owned by them without first obtaining and considering the opinion of the other signatories. The Memorandum expressly provides, however, that it shall not in any way bind any signatory to take any particular action with respect to AFC common stock that may be owned by such signatory.

                 Mrs. Bunzl and Mr. Kight expressly disavow the creation of any "group" under Rule 13d-5(b) as a result of the execution of the Memorandum. To the extent such a group may be deemed to exist, Mrs. Bunzl and Mr. Kight as (i) members of the trust committee of the Marital Trust, (ii) directors of the Foundation, (iii) general trustees of the Walter Bunzl Family Trust, and (iv) members of the trust committees of the Testamentary Trusts, and Mr. Kight as a general trustee of the Rudolph Bunzl Family Trusts and a trust committee member of the R. H. Bunzl Trusts, expressly disclaim membership in any such group and expressly disclaim any additional beneficial ownership of AFC common stock they may be deemed to have as a result of the existence of such a group.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                 The following exhibits were filed on February 22, 1989 as part of the original Schedule 13D filed by Mrs. Bunzl and Mr. Kight:

                 Exhibit A:       Agreement regarding the joint
                                  filing of this Schedule 13D.

                 Exhibit B:       Power of attorney authorizing
                                  Bennett L. Kight to sign this
                                  Schedule 13D and any amendments
                                  thereto on behalf of Frances B. Bunzl.

                 Exhibit C:       Evidence of the qualification of
                                  Frances B. Bunzl and Bennett L. Kight
                                  as Co-Executors of the Estate of
                                  Walter H. Bunzl

                 Exhibit D:       Memorandum of Understanding, dated
                                  August 26, 1981, by and among certain
                                  members of the Bunzl family.


                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                 February 27, 1996      /s/ Bennett L. Kight
                                        ------------------------------------
                                        Frances B. Bunzl, as trust committee
                                        member and as trustee, and not
                                        individually, by Bennett L. Kight,
                                        attorney-in fact



                 February 27, 1996      /s/ Bennett L. Kight
                                        ------------------------------------
                                        Bennett L. Kight, as trust committee
                                        member and as trustee, and not
                                        individually